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                            December 15, 2023

       Yao (Jessie) Liu
       Chief Financial Officer
       Tuya Inc.
       10/F, Building A, Huace Center
       Xihu District, Hangzhou City
       Zhejiang, 310012
       People's Republic of China

                                                        Re: Tuya Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
November 22, 2023
                                                            File No. 001-40210

       Dear Yao (Jessie) Liu:

              We have reviewed your November 22, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1. We appreciate the offer in your response to prior comment 3 to provide a written analysis from your U.S. counsel
explaining to us, on behalf of the company, counsel   s opinion
                                                        regarding section
3(b)(1) of the Investment Company Act of 1940 regarding certain of the
                                                        company   s
subsidiaries. The Staff believes that such analysis would be useful and, accordingly, requests
that the company ask its U.S. counsel to provide such analysis. We may have additional
comments following receipt of the 3(b)(1) analysis.
 Yao (Jessie) Liu
FirstName
Tuya Inc. LastNameYao (Jessie) Liu
Comapany15,
December   NameTuya
              2023 Inc.
December
Page 2    15, 2023 Page 2
FirstName LastName
        Please contact Melissa Kindelan at (202) 551-3564 or Christine Dietz at
(202) 551-3408
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Xiaolang Chai, Capital Market Director